

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

March 22, 2018

Via e-mail
Marco Guidi
Chief Financial Officer
Tanzanian Royalty Exploration Corporation
82 Richmond Street East, Suite 200
Toronto, Ontario
M5C 1P1

Re: **Tanzanian Royalty Exploration Corporation**
Form 20-F for the Fiscal Year Ended August 31, 2017
Filed November 29, 2017
File No. 001-32500

Dear Mr. Guidi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining